388 Greenwich Street New York, NY 10013	EX99.23(g)(ii)

SCHEDULE A

Old Westbury Global Small Cap Fund

Old Westbury Real Return Fund

Old Westbury Global Opportunities Fund

OLD WESTBURY FUNDS, INC

By:	/s/ Peter Artemiou
Name:	Peter Artemiou
Title:	Vice President

CITIBANK, N.A.

By:	/s/ Peter Verduin
Name:	Peter Verduin
Title:	Managing Director

Amended November 7, 2007